Addentax Group Corp.

Floor 13th, Building 1

Block B, Zhihui Square

Nashan District, Shenzhen, China 518000

May 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

AD Office 11 - Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Addentax Group Corp.
Revised Current Report on Form 8-K
Filed May 15, 2018
File No. 333-206097

Dear Mr. Spirgel:

Addentax Group Corp. (the “Company”, “Addentax,” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 3, 2018 regarding our Revised Current Report on Form 8-K (the “8-K”) previously filed on March 13, 2018. A marked version of the 8-K is enclosed herewith reflecting all changes to the 8-K made in Amendment No. 2 to the 8-K filed with the Commission (“Amendment No. 2”).

Current Business, page 7

1. We note your response to our prior comment 3. Please revise to distinguish clearly between your current operations, and your future plans, as well as any past or discontined operations. In this connection we note that on page 7, under “Current Business,” you describe yourself as “a development stage international supply chain management consulting company focusing exclusively on the textile and garments industry.” However, in your MD&A you describe your business as organized in two segments, garment manufacturing and logistic services consisting of delivery and courier services. Please revise your filing throughout to clarify the relationship of these different business models to each other and to your current and future plans.

Response: In response to the Staff’s comment, the Company revised its disclosure on P7 to clarify its current business and future business plan.

Risk Factors

Our business model requires the use and training of outside personnel, page 11

2. We note your response to our prior comment 4. Please revise to further clarify the role that such outside personnel will play in your business plan.

Response: In response to the Staff’s comment, the Company revised the risk factor on Page 11 to further clarify the role of the outside personnel.

If we are not able to increase and maintain our brand influence . . . page 14

3. We note your response to our prior comment 6. Please revise to clarify, both here and in your business discussion, how your business model is experimental and how it both resembles and differs from those of your major competition.

Response: In response to the Staff’s comment, the Company has revised its disclosure on P14 and relevant portions of this filing to explain how its business model is experimental and its difference and similarity with the business models of its major competitors.

There is no active trading market for our common stock, page 15

4. We note your response to our prior comment 7. Please delete all remaining references to the filing as a “registration statement” or “prospectus.”

Response: In response to the Staff’s comment, the Company has deleted all remaining references to the filing as a “registration statement” or “prospectus.”

Exhibit 99.1 Financial Statements

5. Please include financial statements for Yingxi Industrial Chain Group Co. Ltd for the interim period ended June 30, 2017. Also discuss the results of operations, liquidity and capital resources for the interim period in Management’s Discussion and Analysis beginning at page 19.

Response: In response to the Staff’s comment, the Company has filed an amendment to its Form 8-K/A to include the required interim financial statements for the period ended June 30, 2017 and the discussion of the results of operations, liquidity and capital resources for the interim period in Management’s Discussion and Analysis.

Note 3 Business acquisitions, page F-12

6. We note that you acquired Yingxi Industrial Chain Investment Co., Ltd (“Yingxi HK”) on December 10, 2016. It appears that this may be a significant acquisition based on the purchase price. Tell us how you applied the guidance in Rule 8-04 of Regulation S-X in evaluating whether you are required to include audited consolidated financial statements of Yingxi HK and its subsidiaries. Also tell us how you considered the guidance in Article 11 of Regulation S-X in determining if pro forma financial information reflecting the acquisition is required.

Response: In response to the Staff’s comment, the Company ultimately concluded that the provisions of Rules 8-04 of Regulation S-X in connection with the audited consolidated financial statements and Article 11 of Regulation S-X in connection with the pro forma financial information are not applicable to our acquisition of Yingxi Industrial Chain Investment Co., Ltd (“Yingxi HK”).

The Company has considered the following factors to reach its conclusion:

(1)       In assessing whether financial statements of Yingxi HK and its subsidiaries were required by Rule 8-04 of Regulation S-X, the Company first determined that whether Yingxi was constituted as a “registrant” at the time when Yingxi acquired Yingxi HK. Addentax Group Corp. (“ATXG”) is the registrant and qualifies as a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K. The completion and effective date of the RTO was September 25, 2017 as contemplated in the share exchange agreement dated December 28, 2016. In making the assessment, we considered that Rule 8-04 and Article 11 of Regulation S-X are only to be applied to the ATXG until the RTO was completed on September 25, 2017 that Yingxi was deemed to become the registrant. Yingxi acquired Yingxi HK on December 15, 2016, which we believe Yingxi was not considered to be the registrant and the Regulation S-X was not applicable to Yingxi’s acquisition.

(2)       The Company notes that in Rule 8-04(c)(1) of Regulation S-X, “The separate audited balance sheet of the acquired business is not required when the smaller reporting company’s most recent audited balance sheet filed is for a date after the acquisition was consummated.” Yingxi HK was acquired by Yingxi on December 15, 2016, whereas Yingxi’s most recent audited balance sheet filed in the Form 8-K/A was December 31, 2016, which is for a date after the acquisition was consummated. Based upon the Company’s determination that the Yingxi met this rule and the Company believed that audited consolidated financial statements of Yingxi HK and its subsidiaries and the pro forma information reflecting the acquisition were not required.

(3)       The Company understand that clearly financial disclosure regarding acquired businesses is important for an investor to understand the impact of transactions. The Company considers the acquisition of Yingxi HK did not significantly change the Company’s financial condition, results of operation, liquidity and future prospects with the Yingxi’s consolidated financial statements as of December 31, 2016 included in the Form 8-K/A. Yingxi was a holding company without operations as of December 31, 2016, and that the consolidated financial statements as presented were mainly the financial position and results of Yingxi HK and its subsidiaries that were being consolidated into Yingxi since the acquisition date beginning December 15, 2016. The Company believes that to include the audited consolidated financial statements of Yingxi HK and its subsidiaries and pro forma information under the current requirements in Rule 8-04 and Article 11 of Regulation S-X were not that useful to the investors.

Based on the above evaluation and application of the guidance in Rule 8-04 of Regulation S-X, the Company concluded that the audited consolidated financial statements of Yingxi HK and its subsidiaries are not required to be included. Additionally, we considered the guidance in Article 11 of Regulation S-X and determined that pro forma financial information reflecting the acquisition is also not required.

Sincerely,

/s/ Zhida Hong
Zhida Hong